UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Rule 14d-100)

Vedanta Limited

(Name of Subject Company)

Vedanta Resources Limited

Twin Star Holdings Limited

Vedanta Holdings Mauritius Limited

Vedanta Holdings Mauritius II Limited

(Offerors)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Equity Shares, par value Re. 1 per equity share

(Title of Class of Securities)

92242Y100

(CUSIP Number of Class of Securities)

Vedanta Resources Limited

Attention: Mr. Deepak Kumar

30 Berkeley Square, 4th Floor,

London, W1J 6EX

United Kingdom

+44 20 7499 5900

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Rajiv Gupta

Paul Dudek

William Hackett

Latham & Watkins LLP

555 Eleventh St. NW

Washington, DC 20004

(202) 637-2200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$761,395,713.78	$83,068.27

*

Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by multiplying (x) 234,837,442, the number of Equity Shares, par value Re. 1 per equity share, estimated to be held by U.S. holders (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the U.S. Securities Exchange Act of 1934, as amended) as of March 8, 2021, by (y) the offer price of a price per share of INR 235 in cash. The exchange rate used to convert the transaction value in Rupees to U.S. dollars for purposes of calculating the filing fee is US$1.00 = INR 72.4811.

**	The amount of the filing fee equals $109.10 per $1 million of the transaction value and is estimated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by Vedanta Resources Limited, pursuant to Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the voluntary open offer by Vedanta Resources Limited, together with Twin Star Holdings Limited, Vedanta Holdings Mauritius Limited and Vedanta Holdings Mauritius II Limited (collectively, the “Acquirers”) to purchase for cash up to 651,000,000 Equity Shares, par value Re. 1 per share (“Equity Shares”) of Vedanta Limited (the “Target Company”), on the terms and subject to the conditions set forth in this Schedule TO dated March 17, 2021 and in the Letter of Offer, dated March 16, 2021 (the “Letter of Offer”) and the related Form of Acceptance-cum-Acknowledgement, copies of which are attached hereto as Exhibits (a)(l)(A) and (a)(1)(B), respectively (which, together with any supplements or amendments thereto, collectively constitute the “Offer”). The Letter of Offer was first mailed to holders of Equity Shares on March 17, 2021.

Holders of Equity Shares are not entitled to withdrawal rights in connection with the Open Offer.

The information in the Offer, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference with respect to Items 1-11 of this Schedule TO, and as set forth below.

Item 1.	Summary Term Sheet.

The information set forth in the Letter of Offer in the section titled “Special Information for U.S. Holders—Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the issuer is Vedanta Limited. The address of the Target Company’s registered office is 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai – 400 093, India. The Target Company’s telephone number is +(91) 22 6643 4500.

(b) The title of the subject securities is Equity Shares, par value Re. 1 per share. As of March 16, 2021, the total number of Equity Shares outstanding was 3,717,504,871. As of March 8, 2021, the total number of American Depositary Shares, each representing four Equity Shares, outstanding was 40,073,311. The information set forth in the Letter of Offer in the section titled “Background of the Target Company” is incorporated herein by reference.

(c) The information set forth in the Letter of Offer in the section titled “Offer Price and Financial Arrangements” and “Special Information for U.S. Holders—Pricing Information” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) The name of the filing persons are Vedanta Resources Limited, Twin Star Holdings Limited, Vedanta Holdings Mauritius Limited and Vedanta Holdings Mauritius II Limited. The address of Vedanta Resources Limited’s registered office is 8th Floor, 20 Farringdon Street, London, EC4A 4AB. The address of Twin Star Holdings Limited’s registered office is C/o IQ EQ Corporate Services (Mauritius) Limited 33 Edith Cavell Street, Port Louis 11324, Mauritius. The address of both Vedanta Holdings Mauritius Limited’s and Vedanta Holdings Mauritius II Limited’s registered office is C/o Amicorp (Mauritius) Limited, 6th Floor, Tower 1, Nexteracom Building, Ebene, Mauritius. Vedanta Resources Limited’s telephone number is +442074995900. Twin Star Holdings Limited’s telephone number is +2302129800. Vedanta Holdings Mauritius Limited’s and Vedanta Holdings Mauritius II Limited’s telephone number is +2304040200. The information set forth in the Letter of Offer in the section titled “Procedure for Acceptance and Settlement of the Offer”, “Background of the Acquirer and the PACs” and “Special Information for U.S. Holders—Information regarding Specified Persons” is incorporated herein by reference.

(b) The information set forth in the Letter of Offer in the section titled “Background of the Acquirer and the PACs” and “Special Information for U.S. Holders—Information regarding Specified Persons” is incorporated herein by reference.

(c) The information set forth in the Letter of Offer in the sections titled “Background of the Acquirer and the PACs” and “Special Information for U.S. Holders—Information regarding Specified Persons” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)(1)(i) –(xii) The information set forth in the Letter of Offer on the cover page and in the sections titled “Special Information for US Holders—Summary Term Sheet,” “Details of the Offer,” “Offer Price and Financial Arrangements,” “Terms and Conditions of the Offer,” “Procedure for Acceptance and Settlement of the Offer”, “Note on Taxation”, “Special Information for U.S. Holders—Participation by ADS Holders” and “Special Information for U.S. Holders—United States Federal Income Tax Consequences” is incorporated herein by reference. No subsequent offering period will be available after the expiration of the Offer.

(a)(2)(i) –(vii) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) The information set forth in the Letter of Offer in the section titled “Special Information for U.S. Holders—Information regarding Specified Persons” is incorporated herein by reference.

(b) The information set forth in the Letter of Offer in the section titled “Background of the Acquirer and the PACs, “Details of the Offer” and “Special Information for U.S. Holders—Information regarding Specified Persons” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Letter of Offer in the sections titled “Special Information for US Holders—Summary Term Sheet,” “Details of the Offer,” “Background of the Acquirer and the PACs,” “Background of the Target Company,” and “Offer Price and Financial Arrangements” is incorporated herein by reference.

(c)(1) - (7) The information set forth in the Letter of Offer in the sections titled “Details of the Offer,” and “Background of the Target Company” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) The information set forth in the Letter of Offer in the sections titled “Special Information for US Holders—Summary Term Sheet” and “Offer Price and Financial Arrangements” is incorporated herein by reference.

(b) The information set forth in the Letter of Offer in the sections titled “Special Information for US Holders—Summary Term Sheet” and “Offer Price and Financial Arrangements” is incorporated herein by reference.

(d) The information set forth in the Letter of Offer in the sections titled “Special Information for US Holders—Summary Term Sheet” and “Offer Price and Financial Arrangements” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) The information set forth in the Letter of Offer in the sections titled “Special Information for US Holders—Summary Term Sheet,” “Details of the Offer,” and “Background of the Acquirer and the PACs” is incorporated herein by reference.

(b) The information set forth in the Letter of Offer in the sections titled “Special Information for US Holders—Summary Term Sheet,” “Details of the Offer,” “Background of the Acquirer and the PACs” and “Special Information for U.S. Holders—Information regarding Specified Persons” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Except as otherwise disclosed in the Letter of Offer, no persons or classes of persons are directly or indirectly employed, retained or to be compensated to make solicitations or recommendations in connection with the Offer.

Item 10.	Financial Statements.

(a) The offeror’s financial condition is not material to security holder’s decision whether to tender because the consideration offered consists solely of cash and the Offer is not subject to any financing condition. Certain information regarding the offeror’s financial condition is set forth in the Letter of Offer in the sections titled “Background of the Acquirer and the PACs”, “Procedure for Acceptance and Settlement of the Offer” and “Special Information for U.S. Holders—Pricing Information” is incorporated herein by reference.

(b) Not applicable.

Item 11.	Additional Information.

(a)(1) Not applicable.

(a)(2) The information set forth in the Letter of Offer in the sections titled “Special Information for US Holders—Summary Term Sheet,” “Details of the Offer,” “Background of the Target Company,” “Terms and Conditions of the Offer,” “Procedure for Acceptance and Settlement of the Offer” and “Special Information for U.S. Holders” is incorporated herein by reference.

(a)(3) The information set forth in the Letter of Offer in the section titled “Terms and Conditions of the Offer” is incorporated herein by reference.

(a)(4) The ADS are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System, which regulations have the effect, among other things, of allowing brokers to extend credit on the collateral of the ADS for the purpose of buying, carrying or trading in securities (“Purpose Loans”). Depending upon factors, such as the number of record holders of Equity Shares and the number and market value of publicly held Equity Shares, following the purchase of Equity Shares underlying the ADS pursuant to the Offer, the ADS might no longer constitute “margin securities” for purposes of the Federal Reserve Board of Governors’ margin regulations, and, therefore, could no longer be used as collateral for Purpose Loans made by brokers. In addition, if registration of the ADS under the Exchange Act were terminated, the ADS would no longer constitute margin securities.

(a)(5) None.

(b) The information set forth in the Letter of Offer and the related Form of Acceptance-cum-Acknowledgement, copies of which are filed as Exhibits (a)(l)(A) and (a)(1)(B) hereto, respectively, is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Letter of Offer, dated March 16, 2021

(a)(1)(B)	Form of Acceptance-cum-Acknowledgement

(a)(1)(C)	Form of Letter to Shareholders

(a)(1)(D)	Form of Summary Advertisement

(a)(2)-(5)	Not applicable

(b)(1)	Not applicable

(b)(2)	Not applicable

(c)	Not applicable

(d)(1)	Not applicable

(d)(2)(A)	Public Announcement (filed as Exhibit 99.1 to Vedanta Limited’s Form 6-K filed on January 11, 2021 and incorporated herein by reference)

(d)(2)(B)	Detailed Public Statement (filed as Exhibit 99.1 to Vedanta Limited’s Form 6-K filed on January 15, 2021 and incorporated herein by reference)

(d)(2)(C)	Draft Letter of Offer (filed as Exhibit 99.4 to Vedanta Limited’s Schedule TO-C filed on February 3, 2021 and incorporated herein by reference)

(d)(2)(D)	Corrigendum to Detailed Public Statement and the Draft Letter of Offer dated as of February 18, 2021 (filed as Exhibit 99.1 to Vedanta Limited’s Form 6-K filed on February 19, 2021 and incorporated herein by reference)

(d)(2)(E)	Press Release of Vedanta Resources Limited (filed as Exhibit 99.1 to Vedanta Limited’s Form 6-K filed on March 16, 2021 and incorporated herein by reference)

(d)(2)(F)	Announcement cum Corrigendum to the Public Announcement, Detailed Public Statement and Draft Letter of Offer dated as of March 16, 2021 (filed as exhibit 99.1 to Vedanta Limited’s Form 6-K filed on March 16, 2021)

(d)(3)	Corrigendum to the Public Announcement issued by J.P. Morgan India Private Limited, for and on behalf of Vedanta Resources Limited, together with Twin Star Holdings Limited, Vedanta Holdings Mauritius Limited and Vedanta Holdings Mauritius II Limited, dated as of February 19, 2021 (filed as Exhibit 99.1 to Vedanta Limited’s Schedule TO-C filed on February 19, 2021 and incorporated herein by reference)

(d)(4)	Not applicable

(g)	Not applicable

(h)	Not applicable

Item 13.	Information Required by Schedule 13E-3

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 17, 2021	VEDANTA RESOURCES LIMITED

	By:	/s/ Deepak Kumar
	Name:	Deepak Kumar
	Title:	Company Secretary

EXHIBIT INDEX

(a)(1)(A)	Letter of Offer, dated March 16, 2021

(a)(1)(B)	Form of Acceptance-cum-Acknowledgement

(a)(1)(C)	Form of Letter to Shareholders

(a)(1)(D)	Form of Summary Advertisement

(a)(2)-(5)	Not applicable

(b)(1)	Not applicable

(b)(2)	Not applicable

(c)	Not applicable

(d)(1)	Not applicable

(d)(2)(A)	Public Announcement (filed as Exhibit 99.1 to Vedanta Limited’s Form 6-K filed on January 11, 2021 and incorporated herein by reference)

(d)(2)(B)	Detailed Public Statement (filed as Exhibit 99.1 to Vedanta Limited’s Form 6-K filed on January 15, 2021 and incorporated herein by reference)

(d)(2)(C)	Draft Letter of Offer (filed as Exhibit 99.4 to Vedanta Limited’s Schedule TO-C filed on February 3, 2021 and incorporated herein by reference)

(d)(2)(D)	Corrigendum to Detailed Public Statement and the Draft Letter of Offer dated as of February 18, 2021 (filed as Exhibit 99.1 to Vedanta Limited’s Form 6-K filed on February 19, 2021 and incorporated herein by reference)

(d)(2)(E)	Press Release of Vedanta Resources Limited (filed as Exhibit 99.1 to Vedanta Limited’s Form 6-K filed on March 16, 2021 and incorporated herein by reference)

(d)(2)(F)	Announcement cum Corrigendum to the Public Announcement, Detailed Public Statement and Draft Letter of Offer dated as of March 16, 2021 (filed as exhibit 99.1 to Vedanta Limited’s Form 6-K filed on March 16, 2021)

(d)(3)	Corrigendum to the Public Announcement issued by J.P. Morgan India Private Limited, for and on behalf of Vedanta Resources Limited, together with Twin Star Holdings Limited, Vedanta Holdings Mauritius Limited and Vedanta Holdings Mauritius II Limited, dated as of February 19, 2021 (filed as Exhibit 99.1 to Vedanta Limited’s Schedule TO-C filed on February 19, 2021 and incorporated herein by reference)

(d)(4)	Not applicable

(g)	Not applicable

(h)	Not applicable